Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of the
Financial Condition and Results of Operations
for the Three and Six Months Ended June 30, 2014

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with our unaudited interim financial statements and the accompanying notes thereto included elsewhere in this quarterly report filed on Form 6-K and our 2013 annual MD&A and the 2013 audited financial statements and notes thereto included in our annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of August 5, 2014.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. Details of the transition and reconciliation to previously released results are explained in previous financial statements. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended June 30, 2014, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non-GAAP financial measures

We define Adjusted EBITDA as operating earnings plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings. Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. Such terms, as used in this annual report, are not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

  the future demand for, and sales volumes of, our lumber and pulp products;
  future production volumes, efficiencies and operating costs;
  increases or decreases in the prices of our products;
  our future stability and growth prospects;
  our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
  our future profitability and capital needs, including capital expenditures;
  the outlook for and other future developments in our affairs or in the industries in which we participate; and
  the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate four production facilities, including a BCTMP mill and a sawmill at an integrated complex in Whitecourt and sawmills in Boyle and Fox Creek. In 2012, we began construction of a bioenergy facility adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into renewable energy, for consumption by our pulp operations; completion and startup of the bioenergy facility are slated for the latter part of 2015.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (ADMT). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt, Boyle and Fox Creek sawmills have annual capacities of 330 million foot board measure (mmfbm), 80 mmfbm and 120 mmfbm, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital, in the form of log inventory. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory is typically valued at approximately $40-45 million, with $5-10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally delivered in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 91% of the fiber required for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber supply security and cost stability. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party-audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations, and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated, and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, we have long-term rights under a Power Purchase Arrangement to insulate our pulp and lumber operating segments from volatility in the electricity market. The benefit of these power purchase rights is allocated to each operating segment based on its electricity consumption.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity-price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enable us to dampen seasonal market price variations by storing gas during periods of low gas pricing and withdrawing gas during periods of higher pricing.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands, and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill currently disposes of its wood waste by incineration, but we are actively seeking alternatives for disposal or use of these byproducts.

The Whitecourt pulp mill is currently developing a bioenergy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three and six months ended June 30, 2014, the immediately prior quarter ended March 31, 2014, and the three and six months ended June 30, 2013.

	Three months ended			Six months ended
	Jun. 30/14	Mar. 31/14	Jun. 30/13	Jun. 30/14	Jun. 30/13
		(in millions)		(in millions)

Statements of earnings data:
Revenue	$113.1	$94.5	$100.6	$207.6	$197.3
Cost of products sold	72.3	64.1	64.2	136.4	131.9
Freight and other distribution costs	17.1	12.9	13.1	30.0	27.3
Depreciation and amortization	3.6	3.5	3.5	7.1	7.0
General and administration	5.0	4.7	6.3	9.7	9.8
Other expense (income)	1.1	(2.0)	(15.7)	(0.9)	(12.5)
Operating earnings	$14.0	$11.3	$29.2	$25.3	$33.8
Foreign exchange gain (loss) on borrowings	8.1	(8.8)	(7.5)	(0.7)	(11.9)
Finance expenses	(5.3)	(5.7)	(5.4)	(11.0)	(10.7)
Net income (loss) before income taxes	$16.8	$(3.2)	$16.3	$13.6	$11.2
Income taxes expense (recovery)	2.2	1.4	6.0	3.6	5.8
Net income (loss) and comprehensive income (loss)	$14.6	$(4.6)	$10.3	$10.0	$5.4

Adjusted EBITDA data:
Operating earnings	$14.0	$11.3	$29.2	$25.3	$33.8
Depreciation and amortization	3.6	3.5	3.5	7.1	7.0
Other unrealized income	1.1	(0.4)	(8.0)	0.7	(10.5)
Adjusted EBITDA	$18.7	$14.4	$24.7	$33.1	$30.3

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.917	0.906	0.978	0.912	0.985
Period end exchange rate (US$ per C$1.00)	0.937	0.905	0.951	0.937	0.951

1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results for the period reflected generally positive economic conditions in our market regions and the strong performance of our operations.

Lumber benchmark pricing was lower than the first quarter’s and consistent with the levels reached in the second quarter of 2013. Pulp markets were mixed, with softwood benchmark grades remaining strong but hardwood grades experiencing weakness. Our per-unit sales realizations in both product lines were slightly lower than in the first quarter but higher than in the second quarter of 2013, reflecting general market conditions and relative currency values.

The Canadian dollar strengthened against the U.S. dollar in the quarter, averaging just under US$0.92 for the period. The stronger Canadian dollar resulted in a decrease of 1.3% in revenues from U.S.-dollar-denominated product pricing, an effect offset only in small part by exchange-rate impacts on interest expense associated with our U.S.-dollar-denominated long-term debt.

Pulp sales volumes rose significantly in the period, as orders delayed by a work stoppage at the Vancouver port in the first quarter were shipped in the second quarter. Lumber shipments were also higher, as rail service and truck availability both improved.

Second quarter revenue of $113.1 million was up from the $94.5 million recorded in the previous period and the $100.6 million in the same quarter of 2013, largely reflecting the increase in shipments. Revenue for the first half of 2014 was $207.6 million, up from $197.3 million in the same period of 2013, largely due to currency exchange impacts.

At $72.3 million, cost of products sold increased from the $64.1 million recorded in the previous quarter and the $64.2 million in the same quarter of 2013, on the higher shipments.

Freight and other distribution costs were also higher than the previous quarter on increased shipments.

Depreciation and amortization costs were similar to the comparable periods, as there were no significant changes in our depreciable assets.

General and administration changes were primarily related to profit-sharing provisions, with differing amounts calculated in the current quarter, the prior quarter and the second quarter of 2013.

Other income or expense includes both realized and unrealized gains and losses on commodity derivative contracts and foreign-exchange impacts on U.S.-dollar-denominated working capital balances. Other expense of $1.1 million in the quarter contrasted with income of $2.0 million in the previous quarter, reflecting losses on currency exchange due to the strengthening Canadian dollar. This was a significant shift from the other income of $15.7 million recorded in the second quarter of 2013, which primarily resulted from realized and unrealized gains on commodity derivatives.

We recorded operating earnings of $14.0 million in the quarter, up from $11.3 million in the previous period but lower than the $29.2 million in the same period of 2013, which was heavily influenced by the income associated with commodity derivatives. This income also affected the first-half results, with 2014 year-to-date operating earnings decreasing to $25.3 million from the $33.8 million recorded in the first half of 2013.

The increase in relative value of the Canadian dollar in the current period had an $8.1 million positive impact on the translation of our U.S.-dollar-denominated long-term debt, compared to the $8.8 million loss recorded in the previous quarter and the $7.5 million loss in the same quarter of 2013.

At $5.3 million, financing expenses, which are largely denominated in U.S. dollars, were slightly lower in the quarter than in the comparable periods, again reflecting the increased value of the Canadian dollar.

After a $2.2 million provision for income-tax expense, we posted net income of $14.6 million for the quarter. The foreign-exchange impacts on the translation of our U.S.-dollar-denominated long-term debt resulted in a significant improvement over the loss of $4.6 million in the previous quarter. The current period’s result was also higher than the $10.3 million of net income recorded in the same period in 2013, which included $15.7 million of income from commodity derivatives and a $7.5 million exchange loss on long-term debt.

We recorded Adjusted EBITDA of $18.7 million for the period, up from $14.4 million in the previous quarter, in line with changes in operating earnings, but down from the $24.7 million in the comparable period of the previous year, which included realized income associated with commodity derivatives.

Operating results by business segment

Lumber

	Three months ended			Six months ended
	Jun. 30/14	Mar. 31/14	Jun. 30/13	Jun. 30/14	Jun. 30/13
	(in millions)			(in millions)

Production (total sawmill) - SPF - mmfbm	138.0	128.8	137.3	266.8	264.9
Production (dressed lumber) - SPF - mmfbm	117.8	109.8	118.8	227.6	237.4
Shipments - SPF - mmfbm	136.9	125.4	142.5	262.3	268.4
Benchmark price - SPF#2&Better - US$ per mfbm	$335	$367	$334	$351	$362

Revenue	$53.6	$50.0	$52.8	$103.6	$100.3
Cost of products sold	42.1	40.1	40.6	82.2	77.3
Other realized income	(0.8)	(0.7)	(7.0)	(1.5)	(0.7)
Adjusted EBITDA	$12.3	$10.6	$19.2	$22.9	$23.7
Adjusted EBITDA margin - %	23%	21%	36%	22%	24%

Other unrealized (expense) income	(0.8)	0.6	8.3	(0.2)	11.1
Depreciation and amortization	(1.7)	(1.7)	(1.6)	(3.4)	(3.3)
Operating earnings	$9.8	$9.5	$25.9	$19.3	$31.5

Capital expenditures	$2.3	$0.5	$0.4	$2.8	$1.1

The lumber market was weaker in the second quarter, largely due to a significant increase in domestic supply, with shipments to the U.S. rising as seasonal transportation constraints eased, and with fewer spot market sales made to China. Though benchmark pricing declined 8.7% quarter-to-quarter, our lumber segment per-unit sales realizations fell only 1.8%, despite the impact of a stronger Canadian dollar. This more moderate decline in sales realizations reflected positive effects associated both with grade mix and with the lag in shipments related to reduced rail and truck availability in the previous quarter. Our per-unit sales realizations were 5.7% higher than the same period in 2013, primarily due to the current quarter’s more favorable exchange rates and higher pricing on specialty items.

Mill productivity was higher than the previous quarter and consistent with the comparable period in 2013, reflecting generally improved operating conditions related to weather. At 136.9 mmfbm, shipments were up from the previous quarter, which had been affected by rail and truck availability, but down from volumes shipped in the same period of the previous year.

Lumber segment revenue of $53.6 million compared favorably both to the prior quarter, due mainly to shipment volumes and grade-mix effects, and to the year-ago period, primarily as a result of currency impacts. Revenue in the first half of 2014 was 3.3% higher than in the comparable period of 2013, due largely to the year-over-year decline in value of the Canadian dollar.

Segment cost of products sold rose to $42.1 million, compared to $40.1 million in the prior quarter and $40.6 million in the same quarter of the previous year, reflecting the quarter-to-quarter increase in shipments, the impacts of rising energy and fuel prices on operating, harvesting and hauling costs, and an annual wage adjustment. Also affecting costs were longer log-haul distances associated with both our normal harvest-area rotation and Alberta’s mountain pine beetle management strategy.

Other realized income of $0.8 million, resulting from gains on derivative contracts that outweighed losses on exchange-rate impacts, was consistent with income of $0.7 million in the previous quarter. The decline from other realized income of $7.0 million in the second quarter of 2013 reflected that period’s gain on the conversion of lumber derivative contracts to contracts for future periods.

The lumber segment generated $12.3 million in Adjusted EBITDA, a rise over the $10.6 million recorded in the previous quarter but a drop from the $19.2 million posted in the comparable period of 2013, which had benefited from the $7.0 million of realized gains on lumber derivative contracts noted previously.

Other unrealized expense of $0.8 million mainly reflected the period-end mark-to-market valuation of currently held lumber derivative contracts. This unrealized expense contrasted with the $8.3 million of unrealized income in the comparable period of the previous year, reflecting the decreased lumber derivatives position held in the current period.

The segment recorded operating income of $9.8 million in the period. This was virtually unchanged from $9.5 million in the first quarter but significantly lower than operating earnings in the second quarter of 2013, which were influenced by the gains associated with lumber derivative contracts.

Capital expenditures of $2.3 million in the quarter included the acquisition of mobile equipment and small timber quotas and were higher than the comparable quarters. For the full year, we expect to make lumber segment capital expenditures of approximately $2 million on maintenance-of-business requirements, and a further $2-3 million on small, high-return projects, for a total of $4-5 million.

Pulp

	Three months ended			Six months ended
	Jun. 30/14	Mar. 31/14	Jun. 30/13	Jun. 30/14	Jun. 30/13
	(in millions)			(in millions)

Production - madmt	84.6	81.7	82.9	166.3	164.5
Shipments - madmt	94.5	70.3	81.0	164.8	170.3
Benchmark price - NBSK, US$ per admt	$1,030	$1,010	$937	$1,020	$917
Benchmark price - BEK, US$ per admt	$748	$768	$818	$758	$807

Revenue	$59.4	$44.4	$47.7	$103.8	$96.8
Cost of products sold	47.3	36.9	36.7	84.2	81.9
Other realized expense (income)	0.8	(0.9)	(0.6)	(0.1)	(1.2)
Adjusted EBITDA	$11.3	$8.4	$11.6	$19.7	$16.1
Adjusted EBITDA margin - %	19%	19%	24%	19%	17%

Other unrealized expense	(0.3)	(0.2)	(0.2)	(0.5)	(0.5)
Depreciation and amortization	(1.9)	(1.7)	(1.8)	(3.6)	(3.6)
Operating earnings	$9.1	$6.5	$9.6	$15.6	$12.0

Capital expenditures	$3.5	$(3.3)	$0.6	$0.2	$5.5

The pulp segment had a strong quarter in terms of operating performance, with production volumes increasing over the levels achieved in the comparable periods. Shipments were sharply higher than in the previous quarter, as the job action at the port of Vancouver was resolved and inventory built in the first quarter was shipped.

Despite a reduction in benchmark hardwood grade prices and the negative impact of a strengthening Canadian dollar, pulp segment per-unit sales realizations for the quarter stayed consistent with the previous period. This primarily reflected the lag in sales associated with the port shutdown and the fact that BCTMP prices did not decline as sharply as other hardwood grades. At $59.4 million, pulp segment revenue was 33.8% higher than the previous quarter, on increased shipment volumes, and 24.5% higher than the same period last year, due both to increased shipments and to higher per-unit sales realizations related to exchange rate effects. While year-to-date shipments were modestly lower, first-half revenue of $103.8 million was 7.2% higher than the $96.8 million recorded in the same period in 2013, reflecting the impact of the weaker Canadian dollar.

At $47.3 million, cost of products sold increased from $36.9 million last quarter and $36.7 million in the second quarter of 2013, on increased sales volumes. Per-unit costs were 4.6% lower than the previous quarter, due to lower energy costs, but 10.5% higher than the comparable period last year, reflecting a general trend of rising labor, fiber and energy costs. The pulp mill is working diligently to address these cost pressures and is expected to hold per-unit costs at roughly current levels during the balance of the year.

After accounting for other realized expenses of $0.8 million associated with exchange rates, the pulp segment recorded Adjusted EBITDA of $11.3 million. This compared favorably with the $8.4 million recorded in the previous period and was consistent with the $11.6 million recorded in the same period one year earlier.

Taking into account other unrealized expenses and depreciation, the pulp segment recorded operating earnings of $9.1 million in the period, compared to $6.5 million in the previous quarter and $9.6 million in the second quarter of 2013. Operating earnings in the first half of 2014 were $15.6 million, with the increase from $12.0 million in the same period of 2013 due to the more favourable exchange rate.

Segment capital expenditures were $3.5 million in the quarter. The capital expenditure value reported in the first quarter of 2014 was affected by the recovery of US$7.5 million in letters of credit following termination of our contract with the Engineering, Procurement and Construction (EPC) supplier originally engaged to deliver the bioenergy effluent project (BEP). These funds have been used to offset costs incurred on the project to date. Non-BEP expenditures in 2014 will be limited to maintenance-of-business activities and are expected to total $4 million for the full year.

Since terminating the EPC contract in the fourth quarter of 2013, we have engaged engineering, technology and project management consultants who have worked with our own management team to prepare a new completion plan for the BEP. Despite increased costs and an extended schedule, the project provides a favorable rate of return and is to be completed. Under the revised schedule, construction resumed in the second quarter of 2014 and is expected to be substantially completed by the fourth quarter of 2015. Under the revised budget, the project is expected to require funding, over and above grants, of approximately $57 million, compared to the originally budgeted funding of $15 million, of which $8.6 million has been spent to date. The project will be funded through cash from operations and through $20.2 million in interim financing, which will be converted to a lease when the project facilities are operational.

Corporate and other

	Three months ended			Six months ended
	Jun. 30/14	Mar. 31/14	Jun. 30/13	Jun. 30/14	Jun. 30/13
	(in millions)			(in millions)

Revenue	$0.1	$0.1	$0.1	$0.2	$0.2
General and administration	5.0	4.7	6.3	9.7	9.8
Adjusted EBITDA	$(4.9)	$(4.6)	$(6.2)	$(9.5)	$(9.6)
Depreciation and amortization	-	(0.1)	(0.1)	(0.1)	(0.1)
Operating loss	$(4.9)	$(4.7)	$(6.3)	$(9.6)	$(9.7)

Capital expenditures	$0.2	$-	$0.1	$0.2	$0.2

Revenue for the corporate and other segment is generated primarily from fees billed to our parent company for administrative services, and was unchanged from the comparable quarters. The segment recorded a $4.9 million operating loss for the quarter, with changes from the comparable periods reflecting profit-sharing provisions, travel costs and wage adjustments.

Summary of financial position

	As at June 30,
	2014	2013	2012
	(in millions)

Cash	$26.3	$38.9	$23.4
Restricted cash	-	7.3	-
Current assets	175.8	165.0	133.4
Current liabilities	34.5	47.0	36.0
Ratio of current assets to current liabilities	5.1x	3.5x	3.7x
Financial liabilities - borrowings	239.2	236.8	222.4
Shareholder's equity	86.8	78.0	73.9

We ended the period with $26.3 million in cash, and cash from operations was sufficient to cover changes in working capital, capital investment and financing activities during the quarter.

Changes in financial position

	Six months ended
	Jun. 30/14	Jun. 30/13	Jun. 30/12
	(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$32.1	$29.5	$5.6
Net reforestation	1.2	2.1	1.7
Net change in non-cash working capital items	(39.1)	(10.5)	0.2
	(5.8)	21.1	7.5
Investing activities:
Additions to property plant and equipment	(2.6)	(11.0)	(4.3)
Receipt of government grants	-	4.5	-
Proceeds on Fox Creek insurance claim	-	-	-
Increase in restricted cash	-	7.0	-
Other	-	-	0.1
	(2.6)	0.5	(4.2)
Financing activities:
Increase in borrowings	-	11.6	-
Repayment of borrowings	(0.7)	(8.6)	(0.5)
Finance expenses paid	(11.1)	(10.4)	(10.2)
Dividends	(0.7)	-	(0.7)
	(12.5)	(7.4)	(11.5)

Increase (decrease) increase in cash	$(20.9)	$14.2	$(8.2)

Opening Cash	$47.2	$24.7	$31.6
Closing Cash	$26.3	$38.9	$23.4

Cash and cash equivalents	$26.3	$38.9	$23.4
Restricted cash	-	7.3	-
Total cash	$26.3	$46.2	$23.4

Operations used $5.8 million of cash during the first half of 2014, with the difference from the $21.1 million generated in the same period of 2013 reflecting changes in working capital, which drew $39.1 million in the current period, as opposed to the $10.5 million drawn in the same period of 2013. This working capital difference was largely due to an increase in accounts receivable, driven by a higher proportion of pulp sales to Asia, the longer sales terms for which were not being managed through discounting in the current quarter, as they had been in the year-ago period.

Within investing activities, additions to property, plant and equipment used $2.6 million of cash. The investing activities in the previous period did not show the typical use of cash associated with additions to property, plant and equipment. In that period, capital expenditures of $11.0 million, including $4.3 million for the BEP, had been offset by US$7.5 million retained from the EPC contractor, $0.6 million remaining in accounts payable and the receipt of $4.5 million in government grants, with the result that capital projects were a $0.5 million source of cash.

Financing expenditures were $12.5 million in the first half of 2014, higher than the $7.4 million in the comparable period of 2013, which included a $3.6 million increase in cash related to an interim financing loan associated with the BEP. Repayment of borrowings in all periods represented principal payments on our power purchase rights loans. A dividend was declared in this quarter and paid subsequent to the quarter end.

Liquidity and capital resources

We ended the quarter with $26.3 million in cash. We had $4.6 million committed to standby letters of credit, leaving $45.4 million available under our $50 million revolving credit facility.

Based on our current level of operations, we believe that the existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $4.6 million committed for standby letters of credit under our revolving credit facility.

Research and development

We did not conduct significant research and development activities in the period, nor in any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange loss on debt.

Outlook

The beginning of 2013 marked the first phase of what some analysts believed would be a sustained period of price improvement for lumber. This outlook was based, in part, on expectations of increased demand from the U.S., as the American housing market recovered and the renovation and remodeling market maintained a steady pace, as well as on continued demand from China. It was also supported on the supply side, given that lumber capacity increases were expected to be constrained by the effects of the mountain pine beetle infestation on available merchantable timber in British Columbia. Though we generally agree with this outlook and expect these demand and supply trends to continue through 2014 and into 2015, our forecast is tempered by regional variations in the U.S. housing recovery, the lack of predictability in Chinese buying patterns, and the unsteady nature of current global economic conditions. Given the seasonal trend of reduced construction activity in the U.S. in the second half of the year, we expect to see some softening in lumber pricing through the third quarter, but anticipate that prices should recover in the fourth quarter of 2014 and first quarter of 2015 as inventories are replenished.

The prevailing benchmark price of lumber resulted in no export charges being imposed under the Softwood Lumber Agreement (SLA) in the first half of 2014. Given pricing trends, SLA export charges are not expected to have a significant impact on revenues in the balance of the year.

Pulp pricing is likely to weaken through the balance of the year, as new hardwood kraft capacity coming into the market, primarily from South America, should eventually affect prices for all grades. To the extent that our BCTMP output is used in the printing and writing or tissue and towel sectors, we would expect to see our associated pricing follow the general downward trend. While strength in the Chinese containerboard market provided some support to BCTMP pricing earlier in the year, this strength has been eroded, and we expect pricing for BCTMP board grades to be negatively affected in the last half of the year by the rise in hardwood kraft supply.

With a large portion of our sales denominated in U.S. currency, fluctuations in exchange rates may have a significant effect on our income.

Operationally, we expect our facilities to continue to run at operating rates similar to those achieved in 2013. In 2014, the lumber segment is expected to produce approximately 530 million board feet of dressed and rough product, and the pulp segment should again produce and sell approximately 320,000 tonnes.

We expect to continue experiencing upward pressure on our costs, with the major factors in the foreseeable future being increased harvesting and hauling costs, and rising consumer costs for power related to transmission infrastructure expansion. The labor market is also expected to be a significant challenge in the future, as our sector faces strong workforce competition in Alberta from the oil and gas sector.